UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-14681

CUSIP Number: 707 874 400

(Check one:)

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: September 30, 2008

[	] Transition Report on Form 10-K
[	] Transition Report on Form 20-F
[	] Transition Report on Form 11-K
[	] Transition Report on Form 10-Q
[	] Transition Report on Form N-SAR

For the transition period ended: Not applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

    Penn Treaty American Corporation

Full Name of Registrant

           Not applicable

Former Name if Applicable

                     3440 Lehigh Street

Address of Principal Executive Office (Street and Number)

    Allentown, PA 18103

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☐

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

On August 21, 2008 the Registrant announced that its subsidiaries Penn Treaty Network America Insurance Company (“PTNA”) and American Network Insurance Company (“ANIC”) had provided notification of breach to their primary reinsurer, Imagine International Reinsurance Limited (“Imagine”), for Imagine’s failure to provide the requisite level of collateral in the form of letters of credit pursuant to Imagine’s obligations under its reinsurance agreements.

Subsequently, on October 3, 2008 the Registrant announced the adoption of an economic restructuring plan. The primary components of the Plan are:

1.	The Registrant’s subsidiaries have notified their primary reinsurer of their intent to recapture all reinsured policies under several agreements on January 1, 2009;
2.	The Registrant is continuing the review of strategic alternatives through December 31, 2008;
3.	The Registrant voluntarily agreed that PTNA and ANIC would enter a rehabilitation plan with the Pennsylvania Insurance Department on January 1, 2009; and,
4.	The Registrant suspended new policy issuance effective October 3, 2008 pending the outcome of the Plan.

On November 10, 2008 the Registrant agreed upon binding terms for a final settlement with Imagine regarding the dispute mentioned previously. Under the terms of the agreement, the Registrant will not pay expense and risk charges to Imagine beyond the first quarter of 2008 for

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its primary reinsurance treaty or beyond the second quarter of 2008 for its secondary treaty. The Registrant believes that it would have otherwise been obligated to pay expense and risk charges through the end of 2008 on the primary treaty and potentially through the third quarter of 2010 on the secondary treaty. The Registrant estimates the value of these fees to be approximately $14.5 million. In exchange, the Registrant has withdrawn its notice of intention to arbitrate and will release approximately $112 million in supporting letters of credit on December 1, 2008, which would have otherwise been released on January 1, 2009. The Registrant will not draw upon any of the letters of credit. The Registrant will recapture policies reinsured under both treaties on or before January 1, 2009. Both parties also agreed to waive any future contractual or noncontractual claims relating to the treaties other than those relating to the settlement agreement itself.

The Registrant anticipates that a final settlement agreement will be executed by November 14, 2008, which will be subject to the approval of the Pennsylvania Insurance Department.

Since these announcements were made, the Registrant has been reviewing and researching the effect of these actions on its financial statements for the current and prior periods, both on the Statutory and GAAP bases of accounting. This has delayed the filing of the Quarterly Report on Form 10-Q for the period ended September 30, 2008.

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PART IV - OTHER INFORMATION

(l)	Name and telephone number of person to contact in regard to this notification

Justin P. Klein	215-864-8606
(Name)	(Area code) (Telephone Number)

(2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes	☒ No

The Registrant has not filed Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006, September 30, 2006, March 31, 2007, June 30, 2007, September 30, 2007, March 31, 2008, June 30, 2008 or an Annual Report on Form 10-K for the year ended December 31, 2007.

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons stated above, the Registrant has not yet determined its results for the quarter ended September 30, 2008.

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    Penn Treaty American Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2008	By: /s/ Mark D. Cloutier
Mark D. Cloutier
Executive Vice President, Chief

Financial Officer and Treasurer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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